Exhibit 1

For Release

Compugen Reports First Quarter 2010 Financial Results

Corporate Overview and Status to be Presented in Webcast Today at 10 AM EDT

Tel Aviv, Israel, April 27, 2010 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the first quarter ending March 31, 2010.

Martin Gerstel, chairman, stated, “Since yearend 2009, we have announced the development of two new discovery platforms, one designed for the prediction and selection of peptide blockers for protein-protein interactions, and the other for cell penetrating peptides.  Each of these new platforms provides a significant and broadly applicable capability for systematic therapeutic discovery in a key area where traditional high throughput experimental methodologies have proven largely unsuccessful.”

Mr. Gerstel continued, “These latest achievements continue to demonstrate the value of the unique discovery infrastructure that has been created at Compugen.  During the past few years, as a result of successful applications of this infrastructure, we have developed and validated 12 drug and diagnostic discovery platforms, created a growing inventory of product candidates at various stages of validation, and have seen a substantial increase in the recognition of our unique predictive discovery capabilities within the industry. Based on these achievements, we are now substantially increasing our commercialization efforts, focusing primarily on additional product specific agreements and ‘discovery on demand’ collaborations.”

Current revenues, as previously projected, continue to be insignificant with $125,000 for the first quarter of 2010 compared with no revenues for the first quarter of 2009. The net loss for the most recent quarter was $2.7 million (including a non-cash expense of $911,000 related to stock based compensation), or $0.08 per share, compared with a net loss of $2.3 million (including a non-cash expense of $279,000 related to stock based compensation), or $0.08 per share, for the corresponding quarter of 2009.

Research and development expenses of $1.6 million for the first quarter of 2010, compared with $1.4 million for the first quarter of 2009, remain the Company’s largest category of expense. The amount for the first quarter of 2009 is before the deduction of $149,000 of governmental and other grants; no grants were recognized for the first quarter of 2010.

General and administrative expenses for the first quarter of 2010 were $1.0 million, compared with $579,000 for the first quarter of 2009, with the increase due to non-cash expense related to stock based compensation of $609,000 for the first quarter of 2010 compared with $205,000 for the first quarter of 2009.

As of March 31, 2010, Compugen had $22.9 million in cash, cash equivalents and short-term bank deposits, not including the market value of its holding of 1,150,000 Evogene ordinary shares (TASE: EVGN).  The Company has no debt.

Conference Call and Webcast Information including Corporate Presentation
The Company will host a live webcast and conference call at 10:00 AM EDT on Tuesday, April 27, 2010 to review first quarter 2010 results and to present a corporate overview and status slide presentation.

The live webcast can be accessed from Compugen’s website (www.cgen.com) or at this link. The presentation slides will be available under corporate presentations on the financial reports page of the investors section of the Compugen website. The audio portion will also be available via conference call, which can be accessed by dialing 1-888-668-9141 from the US, or +972-3-918-0609 internationally.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or 972-3-925-5921 internationally. The replay will be available through April 30, 2010.

(Tables to follow)

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. Compugen’s growing number of collaborations with major pharmaceutical and diagnostic companies cover both (i) the licensing of product candidates discovered by Compugen during the validation of its discovery platforms and in its internal research, and (ii) “discovery on demand” agreements where existing or new Compugen discovery platforms are utilized to predict and select product candidates as required by a partner. In 2002, Compugen established an affiliate, Evogene Ltd. (www.evogene.com) (TASE: EVGN), to utilize certain of the Company’s in silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended March 31
	2010	2009
	Unaudited	Unaudited

Revenues	125	-
Research and development expenses	1,635	1,413
Less: governmental and other grants	-	(149)
Research and development expenses, net	1,635	1,264
Sales and marketing expenses	188	272
General and administrative expenses	1,020	579
Total operating expenses *	2,843	2,115

Operating loss	(2,718)	(2,115)
Financing expenses, net	(1)	(243)
Other income	-	62
Net loss from continuing operations	(2,719)	(2,296)
Loss from discontinued operations	-	(5)
Net loss	(2,719)	(2,301)
Basic and diluted loss per ordinary share from continuing operations	(0.08)	(0.08)
Basic and diluted loss per ordinary share from discontinued operations	-	-
Basic and diluted net loss per ordinary share	(0.08)	(0.08)
Weighted average number of ordinary shares outstanding	33,010,196	28,512,440

* Includes stock based compensation

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31,	December 31,
	2010	2009
	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents and short- term bank deposits	22,945	15,639

Restricted Cash	152	161
Receivables and prepaid expenses	777	720
Receivables on account of shares	53	7,790
Total current assets	23,927	24,310

Long-term investments
Investment in Evogene	5,788	3,898
Long-term lease deposits	13	18
Severance pay fund	1,297	1,224
Total long-term investments	7,098	5,140

Property and equipment, net	689	735
Total assets	31,714	30,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	1,541	1,357
Deferred revenues	50	113
Total current liabilities	1,591	1,470

Accrued severance pay	1,498	1,317

Total shareholders’ equity	28,625	27,398
Total liabilities and shareholders’ equity	31,714	30,185